Exhibit 8.1

List of Subsidiaries and Consolidated Affiliated Entities

During 2024, the Company’s major subsidiaries include the following entities:

Name Subsidiaries	Date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of ownership %	Principal activity

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow BSC Inc. (Note i)	February 14, 2017	United States	100%	Investment Holding

Bay State College Inc. (Note i)	November 20, 2017	United States	100%	CP&CE Programs

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool of Architecture and Design, LLC (“NewSchool”)	March 6, 2020	United States	100%	CP&CE Programs

(Note i) Ambow BSC Inc. and Bay State College Inc. were dissolved in 2024.